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                                                                       Exhibit 2

                        For circulation to board members

Michael R. Walker
ElderTrust
2711 Centerville Road
Suite 108
Wilmington, DE 19808

                                                     July 24, 2003

Dear Mike:

         My recent phone calls have been unreturned, so I feel I must write you to express Wynnefield's deep concern with regarding past and recent developments with respect to ElderTrust (ETT). We were initially interested in your reaction to the shareholder resolution to sell the company, passed at the annual meeting on May 23, 2003 and are still interested in your reactions to this beyond those expressed by Lee McCreary, your CEO in a recent Philadelphia Business Journal article. Without getting into too much detail in this communication, let it suffice to say that we have been investors in ETT for some time and active in pursuing the results, prospects and direction of the company. As a long-term holder and voter for the shareholder proposal we are not clear on how we can be described as "caught flat-footed". We would agree that our goal is to "maximize shareholder value," and despite protestations to the contrary, we do not see this as a primary goal of management or the board. Creating shareholder value must be THE PRIMARY MISSION of companies that use shareholder money to operate their business. This is the essence of being a publicly traded entity.

         With respect to the recently announced transaction with Genesis Health Venture (GHVI) we believe that the path to creation of shareholder value has been substantially lengthened and risk increased. To sell 45% of your business including many of your best properties leaves ETT with a smaller, less attractive operation with reduced FFO and an overhead that we heard in the last conference call is to be expanded to provide for growth. What's wrong with this picture? The only other result we see from this transaction is that management now has an opportunity to make the same type of bets on different properties that may or may not be reasonably available. It's not as if the ETT team has exhibited stellar performance in its sector to date. We believe that you will expose shareholders to very substantial execution risk while incurring costs appropriate for a much larger entity.

         We'd also like to know if the board determined that the GHVI transaction was the best of a number of alternatives, whether there was a process used to attract and examine other alternatives, and how specifically the board arrived at the decision to pursue this course of action.

         We believe that ETT's obligation to the fiduciary responsibility of creating value for outside (and all) shareholders is being disregarded. Apparently the passage of the shareholder proposal to sell the ENTIRE company is being ignored for the good of management and their continued ability to derive compensation and other types of benefits from a truncated enterprise.


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         We are disappointed that you have not returned my calls and would think that in today's era of heightened governance awareness, more attention would be paid to the views of sizable owners of your common stock.

                                                     Sincerely,

                                                     /s/ Nelson Obus
                                                     ------------------------
                                                     Nelson Obus


Cc:      Harold L. Zuber, Jr.
         Teleflex, Inc.
         630 West Germantown Pike
         Suite 450
         Plymouth Meeting, PA 19462

         John H. Haas
         ElderTrust
         2711 Centerville Road
         Suite 108
         Wilmington, DE 19808

         James J. Clymer
         Key Real Estate, LLC
         701 East Baltimore Pike
         Kennett Square, PA 19348

         Edward Rodgers
         Wachovia Bank
         301 North Main Street
         Winston-Salem, NC 27101

         John G. Foos
         Independence Blue Cross
         1901 Market Street
         Philadelphia, PA 19103

         D. Lee McCreary, Jr.
         ElderTrust
         2711 Centerville Road
         Suite 108
         Wilmington, DE 19808

         Rodman W. Moorhead III
         Transkaryotic Therapies, Inc.
         700 Main Street
         Cambridge, MA 02139